FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

January 15, 2004

  Amersham plc

(Translation of registrant's name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X                            Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes___                           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...............

EXHIBIT INDEX

Exhibit No. 1   Holding(s) in Company dated 12 January 2004
Exhibit No. 2   Holding(s) in Company dated 12 January 2004
Exhibit No. 3   Holding(s) in Company dated 12 January 2004
Exhibit No. 4   Holding(s) in Company dated 12 January 2004
Exhibit No. 5   Holding(s) in Company dated 12 January 2004
Exhibit No. 6   Holding(s) in Company dated 12 January 2004
Exhibit No. 7   Holding(s) in Company dated 12 January 2004

Exhibit No. 1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)      Name of company

          Amersham plc

2)      Name of shareholder having a major interest

          Franklin Resources Inc and its direct and indirect subsidiaries

3)      Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

          Non Beneficial interest

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          Franklin Resources Inc and its direct and indirect subsidiaries

5)      Number of shares/amount of stock acquired

          Not advised

6)      Percentage of issued class

          N/A

7)      Number of shares/amount of stock disposed

          N/A

8)      Percentage of issued class

          N/A

9)      Class of security

          Ordinary shares of 5 pence each

10)     Date of transaction

          10 December 2003

11)     Date company informed

          12 December 2003

12)     Total holding following this notification

          19,938,175 Ordinary Shares of 5p each

13)     Total percentage holding of issued class following this notification

          2.823%

14)     Any additional information

          The interest of Franklin Resources Inc and its direct and indirect subsidiaries in the share capital of Amersham plc has fallen below 3% and accordingly they no longer have a notifiable interest under ss198-202 of the Companies Act 1985

15)     Name of contact and telephone number for queries

          Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)     Name and signature of authorised company official responsible for making this notification

          Susan M Henderson,

Date of notification 23 December 2003

Exhibit No. 2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)      Name of company

          Amersham plc

2)      Name of shareholder having a major interest

          Credit Suisse First Boston Equities Limited and its direct and indirect subsidiaries

3)      Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

          Non Beneficial interest

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          Credit Suisse First Boston Equities Limited and its direct and indirect subsidiaries

5)      Number of shares/amount of stock acquired

          Not advised

6)      Percentage of issued class

          N/A

7)      Number of shares/amount of stock disposed

          N/A

8)      Percentage of issued class

          N/A

9)      Class of security

          Ordinary shares of 5 pence each

10)     Date of transaction

          11 December 2003

11)     Date company informed

          16 December 2003

12)     Total holding following this notification

          35,927,698 Ordinary Shares of 5p each

13)     Total percentage holding of issued class following this notification

          5.099%

14)     Any additional information

          N/A

15)     Name of contact and telephone number for queries

          Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)     Name and signature of authorised company official responsible for making this notification

          Susan M Henderson,

Date of notification 24 December 2003

Exhibit No. 3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)      Name of company

          Amersham plc

2)      Name of shareholder having a major interest

          UBS Investment Bank

3)      Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

          Beneficial interest

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          UBS Investment Bank

5)      Number of shares/amount of stock acquired

          Not advised

6)      Percentage of issued class

          N/A

7)      Number of shares/amount of stock disposed

          N/A

8)      Percentage of issued class

          N/A

9)      Class of security

          Ordinary shares of 5 pence each

10)     Date of transaction

          16 December 2003

11)     Date company informed

          22 December 2003

12)     Total holding following this notification

          35,893,595 Ordinary Shares of 5p each

13)     Total percentage holding of issued class following this notification

          5.093%

14)     Any additional information

          N/A

15)     Name of contact and telephone number for queries

          Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)     Name and signature of authorised company official responsible for making this notification

          Susan M Henderson,

Date of notification 24 December 2003

Exhibit No. 4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)      Name of company

          Amersham plc

2)      Name of shareholder having a major interest

          Merrill Lynch & Co Inc and its direct and indirect subsidiaries

3)      Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

          Non-Beneficial interest

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          Merrill Lynch & Co Inc and its direct and indirect subsidiaries

5)      Number of shares/amount of stock acquired

          Not advised

6)      Percentage of issued class

          N/A

7)      Number of shares/amount of stock disposed

          N/A

8)      Percentage of issued class

          N/A

9)      Class of security

          Ordinary shares of 5 pence each

10)     Date of transaction

          Not advised

11)     Date company informed

          7 January 2004

12)     Total holding following this notification

          34,196,620

13)     Total percentage holding of issued class following this notification

          4.85%

14)     Any additional information

          N/A

15)     Name of contact and telephone number for queries

          Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)     Name and signature of authorised company official responsible for making this notification

          Susan M Henderson,

Date of notification 12 January 2004

Exhibit No. 5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)      Name of company

          Amersham plc

2)      Name of shareholder having a major interest

          Deutsche Bank AG London

3)      Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

          Non-Beneficial interest

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          Deutsche Bank AG London

5)      Number of shares/amount of stock acquired

          Not advised

6)      Percentage of issued class

          N/A

7)      Number of shares/amount of stock disposed

          N/A

8)      Percentage of issued class

          N/A

9)      Class of security

          Ordinary shares of 5 pence each

10)     Date of transaction

          Not advised

11)     Date company informed

          7 January 2004

12)     Total holding following this notification

          58,835,891 Ordinary Shares of 5p each

13)     Total percentage holding of issued class following this notification

          8.34%

14)     Any additional information

          N/A

15)     Name of contact and telephone number for queries

          Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)     Name and signature of authorised company official responsible for making this notification

          Susan M Henderson,

Date of notification 12 January 2004

Exhibit No. 6

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)      Name of company

          Amersham plc

2)      Name of shareholder having a major interest

          Morgan Stanley Securities Limited

3)      Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

          Non-Beneficial interest

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          Morgan Stanley Securities Limited

5)      Number of shares/amount of stock acquired

          Not advised

6)      Percentage of issued class

          N/A

7)      Number of shares/amount of stock disposed

          N/A

8)      Percentage of issued class

          N/A

9)      Class of security

          Ordinary shares of 5 pence each

10)     Date of transaction

          6 January 2004

11)     Date company informed

          8 January 2004

12)     Total holding following this notification

          22,184,211

13)     Total percentage holding of issued class following this notification

          3.15%

14)     Any additional information

          N/A

15)     Name of contact and telephone number for queries

          Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)     Name and signature of authorised company official responsible for making this notification

          Susan M Henderson,

Date of notification 12 January 2004

Exhibit No. 7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)      Name of company

          Amersham plc

2)      Name of shareholder having a major interest

          Legal & General Investment Management Limited

3)      Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

          Non-Beneficial interest

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          Legal & General Investment Management Limited

5)      Number of shares/amount of stock acquired

          Not advised

6)      Percentage of issued class

          N/A

7)      Number of shares/amount of stock disposed

          N/A

8)      Percentage of issued class

          N/A

9)      Class of security

          Ordinary shares of 5 pence each

10)     Date of transaction

          Not advised

11)     Date company informed

          30 December 2003

12)     Total holding following this notification

          21,110,233

13)     Total percentage holding of issued class following this notification

          3.00%

14)     Any additional information

          N/A

15)     Name of contact and telephone number for queries

          Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)     Name and signature of authorised company official responsible for making this notification

          Susan M Henderson,

Date of notification 12 January 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  AMERSHAM PLC
                                                                                                                                                                                    (Registrant)                                                                                                                                                                                        By: /s/ Susan M. Henderson

                                                                 Name: Susan M. Henderson
                                                                          Title: Deputy Company Secretary

Date:   January 15, 2004